 Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips," the "Company," "we," "us," and "our" refer to DryShips Inc. and its subsidiaries. The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion also contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission (the "Commission") on April 4, 2018, and other reports or materials that we file with the Commission. See also the discussion in the section entitled "Forward-Looking Statements" below.

Results of Operations
Six-months ended June 30, 2018 compared to the six-months ended June 30, 2017.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)

	Six-month period ended
	June 30,		Change
REVENUES:	2017	2018	Amount	%
Voyage and time charter revenues (including amortization of acquired time charters)	$28,189	$87,311	$59,122	209.7%
Total Revenues	28,189	87,311	59,122	209.7%

EXPENSES:
Voyage expenses	6,629	12,247	5,618	84.7%
Vessels operating expenses	23,686	38,660	14,974	63.2%
Depreciation	3,102	13,974	10,872	350.5%
Impairment loss,(gain)/loss from sale of vessel and other	300	(5,109)	(5,409)	(1,803.0)%
General and administrative expenses	15,795	14,781	(1,014)	(6.4)%
Other, net	(12)	(365)	(353)	2,941.7%
Operating income / (loss)	(21,311)	13,123	34,434	(161.6)%

OTHER INCOME / (EXPENSES):
Interest and finance costs	(5,742)	(9,595)	(3,853)	67.1%
Interest income	1,033	790	(243)	(23.5)%
Other, net	(311)	33	344	(110.6)%
Total other expenses, net	(5,020)	(8,772)	(3,752)	74.7%

INCOME/(LOSS) BEFORE INCOME TAXES	(26,331)	4,351	30,682	(116.5)%
Income taxes	(20)	(2)	18	(90.0)%
NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$(26,351)	$4,349	$30,700	(116.5)%

Revenues

Drybulk Carrier segment

Voyage revenues increased by $24.6 million, or 118.8%, to $45.3 million for the six-month period ended June 30, 2018, as compared to $20.7 million for the six-month period ended June 30, 2017.  The increase is primarily attributable to (i) an additional $10.5 million in revenue generated by higher charter rates during the six-month period ended June 30, 2018, as compared to the same period in 2017 and (ii) an additional $14.1 million in revenue generated as a result of 3,740 total voyage days during the six-month period ended June 30, 2018, as compared to 2,580 days during the same period in 2017. Without applying ASU 2014-09 (Topic 606), the Company's drybulk carriers' voyage revenues would have been $45.2 million for the six-month period ended June 30, 2018.

Tanker segment

Voyage revenues increased by $17.5 million, or 486.1%, to $21.1 million for the six-month period ended June 30, 2018, as compared to $3.6 million for the six-month period ended June 30, 2017. The increase is primarily attributable to (i) an additional $1.3 million in revenue generated by higher charter rates during the six-month period ended June 30, 2018, as compared to the same period in 2017 and (ii) an additional $16.2 million in revenue generated as a result of 747 total voyage days during the six-month period ended June 30, 2018, as compared to 175 days during the same period in 2017. Without applying ASU 2014-09 (Topic 606), the Company's tankers' voyage revenues would have been $20.2 million for the six-month period ended June 30, 2018.

Gas Carrier segment

Voyage revenues amounted to $20.9 million for the six-month period ended June 30, 2018, representing revenues from four Very Large Gas Carrier ("VLGC"), as compared to $0.1 million for the six-month period ended June 30, 2017, when only one VLGC was owned and operated.

Offshore support segment

Voyage revenues decreased to $0, or 100.0%, from $3.8 million for the six-month period ended June 30, 2017. The decrease is attributed to the laid up condition of all six of our offshore support vessels for the six-month period ended June 30, 2018 compared to the same period in 2017 when only five of our offshore support vessels were in laid up condition.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased by $1.0 million, or 23.3%, to $3.3 million for the six-month period ended June 30, 2018, as compared to $4.3 million for the six-month period ended June 30, 2017. The decrease is mainly attributed to lower bunker expenses for the six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2017. Without applying ASU 2014-09 (Topic 606), the Company's drybulk carriers' voyage expenses would not have been material different for the six-month period ended June 30, 2018.

Tanker segment

Voyage expenses increased by $6.3 million, or 350.0%, to $8.1 million for the six-month period ended June 30, 2018, as compared to $1.8 million for the six-month period ended June 30, 2017. The increase is mainly attributed to the increase in the average number of operating vessels from 1.0 vessel during the six-month period ended June 30, 2017 to 4.1 vessels during the six-month period ended June 30, 2018. Without applying ASU 2014-09 (Topic 606), the Company's tankers' voyage expenses would have been $8.0 million for the six-month period ended June 30, 2018.

Gas Carrier segment

Voyage expenses amounted to $0.8 million for the six-month period ended June 30, 2018, representing expenses from our four VLGCs delivered on and after June 28, 2017. No material voyage expenses were recorded for the gas carrier segment during the same period in 2017 when only one VLGC was owned and operated.

Offshore support segment

Voyage expenses decreased to $0, or 100.0%, from $0.5 million for the six-month period ended June 30, 2017. The decrease is attributed to the laid up condition of all six of our offshore support vessels for the six-month period ended June 30, 2018 compared to the same period in 2017 when only five of our offshore support vessels were in laid up condition.

Vessels operating expenses

Drybulk Carrier segment

Vessels' operating expenses increased by $11.0 million, or 73.3%, to $26.0 million for the six-month period ended June 30, 2018, as compared to $15.0 million for the six-month period ended June 30, 2017. The increase of $7.3 million is mainly attributed to the increase in the average number of operating vessels from 14.3 vessels during the six-month period ended June 30, 2017 to 21.0 vessels during the six-month period ended June 30, 2018, while an increase of $3.7 million is related to vessel dry-docking costs during the six-month period ended June 30, 2018.

Tanker segment

Vessels' operating expenses increased by $2.7 million, or 87.1%, to $5.8 million for the six-month period ended June 30, 2018, as compared to $3.1 million for the six-month period ended June 30, 2017. The increase is mainly attributed to the increase in the average number of operating vessels from 1.0 vessel during the six-month period ended June 30, 2017 to 4.1 vessels during the six-month period ended June 30, 2018.

Gas Carrier segment

Vessels' operating expenses increased by $5.7 million, or 712.5%, to $6.5 million for the six-month period ended June 30, 2018 representing operating expenses from our four VLGCs, as compared to $0.8 million for the six-month period ended June 30, 2017, when only one VLGC was owned and operated.

Offshore support segment

Vessels' operating expenses decreased by $4.4 million, or 91.7%, to $0.4 million for the six-month period ended June 30, 2018, as compared to $4.8 million for the six-month period ended June 30, 2017. The decrease is mainly attributed to the laid up condition of all six of our offshore support vessels for the six-month period ended June 30, 2018, compared to the six-month period ended June 30, 2017, when five of our offshore support vessels were in laid up condition.

Depreciation

Drybulk Carrier segment

Depreciation expense increased by $3.8 million, or 211.1%, to $5.6 million for the six-month period ended June 30, 2018, as compared to $1.8 million for the six-month period ended June 30, 2017. The increase is mainly attributed to the increase in the average number of operating vessels from 14.3 vessels during the six-month period ended June 30, 2017 to 21.0 vessels during the six-month period ended June 30, 2018.

Tanker segment

Depreciation expense increased by $3.0 million, or 333.3%, to $3.9 million for the six-month period ended June 30, 2018, as compared to $0.9 million for the six-month period ended June 30, 2017. The increase is mainly attributed to the increase in the average number of operating vessels from 1.0 vessel during the six-month period ended June 30, 2017 to 4.1 vessels during the six-month period ended June 30, 2018.

Gas Carrier segment

Depreciation expense amounted to $4.0 million for the six-month period ended June 30, 2018, representing depreciation charge for our four VLGCs delivered on and after June 28, 2017. No material depreciation charge was recorded for the gas carrier segment during the same period in 2017.

Offshore support segment

Depreciation expense amounted to $0.5 million for the six-month periods ended June 30, 2017 and 2018.

Impairment loss, (gain)/loss from sale of vessel and other

Drybulk Carrier segment

Impairment loss, (gain)/loss from sale of vessels owning companies and other amounted to a gain of $5.1 million for the six-month period ended June 30, 2018, as compared to $0 million for the six-month period ended June 30, 2017. The gain occurred as a result of the sale of the Company's Panamax drybulk carrier Maganari on May 24, 2018.

Tanker segment

The tanker segment did not incur any impairment loss, (gain)/loss from sale of vessel and other during the relevant periods.

Gas Carrier segment

The gas carrier segment did not incur any impairment loss, (gain)/loss from sale of vessel and other during the relevant periods.

Offshore support segment

Impairment loss, (gain)/loss from sale of vessel and other amounted to $0 million for the six-month period ended June 30, 2018, as compared to $0.3 million for the six-month period ended June 30, 2017. The amount of $0.3 million refers to the write off of the fair value of the above market acquired time charter contracts that were terminated early by Petroleo Brasileiro S.A. during 2017.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses decreased by $1.2 million, or 12.4%, to $8.5 million for the six-month period ended June 30, 2018, as compared to $9.7 million for the six-month period ended June 30, 2017. The decrease is mainly attributed to fewer financing arrangements commissions incurred in the six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2017.

Tanker segment

General and administrative expenses increased by $1.3 million, or 216.7%, to $1.9 million for the six-month period ended June 30, 2018, as compared to $0.6 million for the six-month period ended June 30, 2017. The increase is mainly attributed to the financing arrangements commissions incurred in the six-month period ended June 30, 2018 for our four tankers delivered on and after April 27, 2017.

Gas Carrier segment

General and administrative expenses increased by $1.1 million, or 137.5%, to $1.9 million for the six-month period ended June 30, 2018, as compared to $0.8 million for the six-month period ended June 30, 2017. The increase is mainly attributed to general and administrative expenses incurred during the six-month period ended June 30, 2018 for our four VLGCs delivered on and after June 28, 2017 and the write off of expenses that have been capitalized in connection with the gas carrier segment spin-off, which was abandoned during the six-month period ended June 30, 2018.

Offshore support segment

General and administrative expenses decreased by $2.2 million, or 46.8%, to $2.5 million for the six-month period ended June 30, 2018, as compared to $4.7 million for the six-month period ended June 30, 2017. The decrease is mainly attributed to fewer financing arrangements commissions incurred in the six-month period ended June 30, 2018 compared to the same period in 2017.

Other, net

Drybulk Carrier segment

The drybulk carrier segment did not incur any material other operating gain or loss for the six-month period ended June 30, 2018, as compared to a gain of $0.1 million for the six-month period ended June 30, 2017.

Tanker segment

The tanker segment did not incur any other expenses during the relevant periods.

Gas Carrier segment

The gas carrier segment did not incur any other expenses during the relevant periods.

Offshore support segment

The offshore support segment had an other, net gain of $0.4 million for the six-month period ended June 30, 2018, as compared to no material other gain or loss for the six-month period ended June 30, 2017. The gain for the six-month period ended June 30, 2018, relates mainly to reimbursement of insurance claims regarding prior years' loss of hires.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs decreased by $1.3 million or 22.4%, to $4.5 million for the six-month period ended June 30, 2018, as compared to $5.8 million for the six-month period ended June 30, 2017. The decrease is mainly attributed to the full repayment of the Loan Facility Agreement with Sierra Investments Inc., an entity that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer, which was offset with the interest and finance costs incurred from the new secured credit facilities and financing arrangements that we entered into for our drybulk carrier segment during six-month period ended June 30, 2018.

 Tanker segment

Interest and finance costs amounted to $1.9 million for the six-month period ended June 30, 2018, representing interest and finance costs from the secured credit facility dated January 24, 2018 for our four tankers delivered on and after April 27, 2017. The tanker segment did not incur any interest and finance costs during the relevant period in 2017.

Gas Carrier segment

Interest and finance costs increased by $3.1 million to $3.2 million for the six-month period ended June 30, 2018, as compared to $0.1 million for the six-month period ended June 30, 2017. The increase is mainly attributed to the increased interest payable days and amortization days in regards to the secured credit facility dated June 22, 2017 for the partial financing of our four VLGCs delivered on and after June 28, 2017.

Offshore support segment

The offshore support segment did not incur any material interest and finance costs during the relevant periods.

Interest income

Drybulk Carrier segment

Interest income amounted to $0.6 million for the six-month period ended June 30, 2018, as compared to $1.0 million for the same period in 2017. The decrease is due to decreased cash balances during the six-month period ended June 30, 2018, as compared to the same period in 2017.

Tanker segment

The tanker segment did not earn any interest income during the relevant periods.

Gas Carrier segment

Interest income amounted to $0.1 million for the six-month period ended June 30, 2018. The gas carrier segment did not earn any material interest income during the relevant period in 2017.

Offshore support segment

The offshore support segment did not earn any material interest income during the relevant periods.

Other, net

Drybulk carrier segment

The drybulk carrier segment incurred a loss of $0.2 million for the six-month periods ended June 30, 2018 and 2017, respectively. The loss for the six-month period ended June 30, 2018 and 2017 is mainly due to foreign currency exchange rate differences.

Tanker segment

The tanker segment incurred a gain of $0.1 million for the six-month period ended June 30, 2018. The tanker segment did not incur any material gains or losses during the relevant period in 2017.

Gas Carrier segment

The gas carrier segment did not incur any material gains or losses during the relevant periods.

Offshore support segment

The offshore support segment incurred a gain of $0.1 million during the six-month period ended June 30, 2018, as compared to a loss of $0.1 million for the six-month period ended June 30, 2017. The gain and loss for the six-month period ended June 30, 2018 and 2017, respectively is mainly due to foreign currency exchange rate differences.

Liquidity

As of June 30, 2018, we had cash and cash equivalents of $124.4 million and $15.8 million of restricted cash. Our restricted cash relates to (i) bank deposits which are used to fund the loan and financing arrangement installments coming due, (ii) bank deposits permanently blocked as cash collateral and (iii) required minimum cash and cash equivalents.

Our cash and cash equivalents and restricted cash increased by $110.0 million, or 364.2%, to $140.2 million as of June 30, 2018, compared to $30.2 million as of December 31, 2017. The increase in our cash and cash equivalents and restricted cash was mainly due to proceeds from secured credit facilities and financing arrangements of $250.1 million, proceeds from sale of vessels of $9.4 and cash provided by operating activities of $9.2 million, partly offset by loan repayments of $84.1 million, dividend payments of $5.0 million, repurchase of common stock of $23.1 million, payments of financing costs of $2.7 million and fixed assets additions of $43.8 million.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish, grow and maintain the quality of our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal repayments and interest payments on outstanding loan facilities, pay dividends and other corporate purposes.

As of June 30, 2018, we had total indebtedness of $437.9 million under our secured credit facilities and financing arrangements, excluding unamortized financing fees.

Please refer to the discussion on Long-term Debt as detailed in Note 11 of our Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Commission on April 4, 2018 and Note 11 of the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2018 included herein, for more information.

Cash flow

Net cash provided by operating activities was $9.2 million for the six-month period ended June 30, 2018. In determining net cash provided by operating activities for the six-month period ended June 30, 2018, net income was adjusted for the effects of certain non-cash items including $14.0 million of depreciation, $2.7 million of amortization and write off of deferred financing costs, $1.3 million of revenue adjustment due to the adoption of the new revenue accounting standard, $0.3 million of non-cash stock based compensation expenses, $5.1 million of gain on sale of vessel and $0.5 million of write off of capitalized expenses. The Company had net cash outflows from changes in operating assets and liabilities of approximately $6.2 million for the six-month period ended June 30, 2018. Net cash used in operating activities was $35.2 million for the six-month period ended June 30, 2017.

Net cash used in investing activities was $34.4 million for the six-month period ended June 30, 2018, due to outflows in connection with vessels acquisitions that was partly offset with proceeds from sale of vessels. Net cash used in investing activities was $434.9 million for the six-month period ended June 30, 2017.

Net cash provided by financing activities was $135.2 million for the six-month period ended June 30, 2018, consisting of proceeds from secured credit facilities and financing arrangements of $250.1 million, partly offset by loan repayments of $84.1 million, dividend payments of $5.0 million, repurchase of common stock of $23.1 million and payments of financing costs of $2.7 million. Net cash provided by financing activities was $512.4 million for the six-month period ended June 30, 2017.

Financing activities

Long-term debt

As of June 30, 2018, we were in compliance with the financial covenants contained in our secured credit facilities and financing arrangements.

We plan to pay long-term debt installments and interest with cash on hand, cash expected to be generated from operations, bank debt, financing arrangements and equity offerings or a combination thereof. However, if these sources are insufficient to satisfy our long-term debt installments and interest, we may need to seek alternative sources of financing and/or modifications of our existing credit facilities and financing arrangements. There is no assurance that we will be able to obtain any such financing or modifications to our existing credit facilities and financing arrangements on terms acceptable to us, or at all.

For more information, see Note 11 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2018 included herein.

The annual principal payments for our credit facilities and financing arrangements required to be made after June 30, 2018, including balloon payments, totaling $437.9 million, are as follows:

Total (in thousands)
Due through June 30, 2019	$37,588
Due through June 30, 2020	49,088
Due through June 30, 2021	35,088
Due through June 30, 2022	35,088
Due through June 30, 2023	100,534
Thereafter	180,542
Total principal payments	437,928
Less: Financing fees	(4,593)
Total debt	$433,335

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Developments

On July 4, 2018, the Company entered into four memoranda of agreements for the sale of its four VLGCs, including their existing time charter contracts, to unaffiliated buyers for total gross proceeds of $304.0 million. The sale remains subject to charterers' approval, which is not to be unreasonably withheld. The VLGCs are scheduled for delivery to their buyers during the third quarter of 2018.

On July 18, 2018, the vessel Redondo, according to the terms of the Memorandum of Agreement dated June 11, 2018, was delivered to its new owners.  An estimated gain of approximately $3.8 million is expected to be recorded in the third quarter of 2018.

On July 24, 2018, the vessel Marbella, according to the terms of the Memorandum of Agreement dated June 27, 2018, was delivered to its new owners.  An estimated gain of approximately $4.9 million is expected to be recorded in the third quarter of 2018.

On July 30, 2018 and while announcing the results of its common stock repurchase program under which the Company has repurchased a total of 5,565,992 shares, the Company's board of directors has decided to suspend the Company's previously announced cash dividend policy until further notice. As previously noted both the dividend policy and common stock repurchase program are subject to the discretion of the Company's board of directors and may be suspended or amended at any time without notice.

As of August 1, 2018, we have repurchased a total of 5,565,992 shares of our common stock for an aggregate amount of $23.1 million, including commissions, pursuant to our previously announced stock repurchase program under which we may repurchase up to $50.0 million of our outstanding common stock until February 28, 2019. The current outstanding number of shares of our common stock is 98,708,716.

Significant Accounting policies

A discussion of our significant accounting policies can be found in our Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Commission on April 4, 2018.

Revenue from Contracts with Customers: On January 1, 2018, we adopted the new revenue standard ASU 2014-09 (Topic 606) using the modified retrospective method. Its adoption mainly changed the method of recognizing revenue for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the loading-to-discharge method the commencement date of each voyage charter shall be deemed to be upon the loading of the current cargo, decreasing the duration of the voyages. With respect to the recognition of voyage charters related costs, taking into consideration the practical expedient of ASC 340 "Other assets and deferred costs", the related incremental costs (i.e., commissions) continue to be expensed as incurred but over the new duration of each voyage, on the basis that our voyage charters do not exceed one year. In addition, other voyage expenses (contract's fulfilling costs) incurred either during the voyage or the ballast period, do not qualify for capitalization, as the three criteria are not met collectively. In this respect, no change in our accounting policy is considered necessary. Regarding time charter and profit sharing contracts, no material changes related to our accounting policies were identified. Without applying ASU 2014-09 (Topic 606), our revenues and voyage expenses would have been $86.2 million and $12.2 million, respectively for the six-month period ended June 30, 2018.

Changes in Accounting Policies

Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the six-month period ended June 30, 2018.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "will," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein and in our finance lease arrangements;

•
our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and finance lease arrangements, and the incurrence of substantial indebtedness in the future;

•	our ability to successfully employ our existing and newbuild drybulk, tanker, and offshore support vessels, as applicable;

•
our offshore support contract backlog, contract commencements, offshore support contract terminations, offshore support contract option exercises, offshore support contract revenues, offshore support contract awards and platform and offshore support vessels mobilizations and performance provisions,

•
our capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	statements about drybulk, tanker and offshore support market trends, charter rates and factors affecting supply and demand;

•	our expectations regarding the availability of vessel acquisitions; and

•	anticipated developments with respect to pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates, utilization of vessels and vessel values; the failure of a seller or shipyard to deliver one or more vessels; the failure of a buyer to accept delivery of one or more vessels; inability to procure acquisition financing; repudiation, nullification, termination, modification or renegotiation of our contracts; default by one or more customers; changes in demand for drybulk commodities, oil or petroleum products; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs; complications associated with repairing and replacing equipment in remote locations; limitations on insurance coverage, such as war risk coverage, in certain areas; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; changes in governmental rules and regulations, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues; legal and regulatory matters, including results and effects of legal proceedings; customs and environmental matters; domestic and international political conditions; potential disruption of shipping routes due to accidents; international hostilities and political events or acts by terrorists; and other factors listed from time to time in reports, registration statements and other materials that we file with the Commission, including our most recently filed Annual Report on Form 20–F for the year ended December 31, 2017.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2017 and June 30, 2018 (unaudited)
(Expressed in thousands of U.S. Dollars – except for share data)

ASSETS	December 31, 2017	June 30, 2018
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	$14,490	$124,449
Restricted cash (Notes 2, 3)	726	762
Trade accounts receivable, net of allowance for doubtful receivables of $96 and $220 at December 31, 2017 and June 30, 2018, respectively (Note 16)	14,526	15,942
Due from related parties (Note 4)	16,914	20,089
Vessels held for sale (Note 7)	-	16,226
Prepayments and advances	1,125	1,172
Other current assets (Note 5)	12,279	10,222
Total current assets	60,060	188,862

FIXED ASSETS, NET:
Advances for vessels under construction and related costs (Note 6)	31,898	-
Vessels, net (Note 7)	749,088	887,094
Total fixed assets, net	780,986	887,094

OTHER NON-CURRENT ASSETS:
Investment in affiliate (Notes 10, 12)	34,000	34,000
Restricted cash (Notes 2, 3)	15,010	15,030
Other non-current assets (Note 9)	44,869	71
Total other non-current assets	93,879	49,101
Total assets	$934,925	$1,125,057

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 11)	$11,635	$36,489
Accounts payable and other current liabilities	5,225	2,508
Accrued liabilities (Note 4)	4,758	4,460
Due to related parties (Note 4)	72	985
Deferred revenue (Note 16)	865	-
Total current liabilities	22,555	44,442

NON-CURRENT LIABILITIES
Long-term debt, net of deferred finance costs (Note 11)	133,703	396,846
Due to related parties (Notes 4, 11)	71,631	-
Total non-current liabilities	205,334	396,846

COMMITMENTS AND CONTINGENCIES (Note 15)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2017 and June 30, 2018; 100,000,000 shares designated as Series A Convertible Preferred Stock; 100,000,000 shares designated as Series B Convertible Preferred Stock, 10,000 shares designated as Series C Convertible Preferred Stock, 3,500,000 shares designated as Series D Preferred Stock, 50,000 shares designated as Series E-1 Convertible Preferred Stock, and 50,000 shares designated as Series E-2 Convertible Preferred Stock; 0 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2017 and June 30, 2018; 0 shares of Series B Convertible Preferred Stock issued and outstanding at December 31, 2017 and June 30, 2018; 0 shares of Series C Convertible Preferred Stock issued and outstanding at December 31, 2017 and June 30, 2018; 0 shares of Series D Preferred Stock issued and outstanding at December 31, 2017 and June 30, 2018; 0 shares of Series E-1 Convertible Preferred Stock issued and outstanding at December 31, 2017 and June 30, 2018; and 0 shares of Series E-2 Convertible Preferred Stock issued and outstanding at December 31, 2017 and June 30, 2018 (Notes 1, 13)
	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2017 and June 30, 2018; 104,274,708 and 98,708,916 shares issued and outstanding at December 31, 2017 and June 30, 2018, respectively (Notes 1, 13)	1,043	1,043
Treasury stock; 0 and 5,565,792 shares at December 31, 2017 and June 30, 2018, respectively (Notes 1, 13)	-	(23,280)
Additional paid-in capital (Note 13)	4,066,083	4,068,009
Accumulated deficit	(3,360,090)	(3,362,003)
Total equity	707,036	683,769
Total liabilities and stockholders' equity	$934,925	$1,125,057

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2017 and 2018
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Six-month period ended June 30,
	2017	2018
REVENUES:
Voyage and time charter revenues (including amortization of market acquired time charters)	$28,189	$87,311
Total Revenues (Notes 4, 8, 16, 18)	$28,189	$87,311

OPERATING EXPENSES / (INCOME):
Voyage expenses (Note 4)	6,629	12,247
Vessels operating expenses	23,686	38,660
Depreciation (Note 7)	3,102	13,974
Impairment loss, (gain)/loss from sale of vessels and other (Notes 7, 8)	300	(5,109)
General and administrative expenses (Note 4)	15,795	14,781
Other, net	(12)	(365)
Operating income/ (loss)	(21,311)	13,123

OTHER INCOME / (EXPENSES):
Interest and finance costs (Notes 4, 17)	(5,742)	(9,595)
Interest income	1,033	790
Other, net	(311)	33
Total other expenses, net	(5,020)	(8,772)

INCOME / (LOSS) BEFORE INCOME TAXES	(26,331)	4,351
Income taxes (Note 20)	(20)	(2)
NET INCOME / (LOSS)	(26,351)	4,349

NET INCOME / (LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$(26,351)	$4,349

NET INCOME / (LOSS) ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 19)	$(26,351)	$4,349

EARNINGS / (LOSSES) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC.
COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 19)	$(108.25)	$0.04
WEIGHTED AVERAGE NUMBER OF COMMON SHARES,
BASIC AND DILUTED (Note 19)	243,433	102,123,365
Dividends declared per share (Note 13)	$26.76	$0.05

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)
For the six-month periods ended June 30, 2017 and 2018
(Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,
	2017	2018
- Net income/ (loss)	$(26,351)	$4,349
Other comprehensive income / (loss)	-	-
Total other comprehensive income /(loss)	$-	$-
Total comprehensive income / (loss)	$(26,351)	$4,349

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2017 and 2018
(Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,

	2017	2018
Net Cash Provided by / (Used in) Operating Activities	$(35,166)	$9,211

Cash Flows from Investing Activities:
Fixed assets additions	(434,872)	(43,824)
Proceeds from sale of vessels	-	9,413
Net Cash Used in Investing Activities	(434,872)	(34,411)

Cash Flows from Financing Activities:
Proceeds from long-term debt	37,500	250,109
Principal payments and prepayments of long-term debt	(15,830)	(84,072)
Net proceeds from common stock issuance	504,419	-
Repurchase of common stock	-	(23,142)
Dividends paid	(5,000)	(5,000)
Payment of financing costs	(8,641)	(2,680)
Net Cash Provided by Financing Activities	512,448	135,215

Net increase in cash and cash equivalents and restricted cash	42,410	110,015

Cash and cash equivalents and restricted cash at beginning of period	76,774	30,226
Cash and cash equivalents and restricted cash at end of period	$119,184	$140,241

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest, net of amount capitalized	$5,608	$6,003

Non cash investing activities:
Fixed Assets additions (Notes 4, 7)	$(50,133)	$(51,919)

Non cash financing activities:
Loan drawdown for vessels additions (Notes 4, 11)	79,000	50,333
Capital contribution / (distribution) for common control transaction (Note 7)	$(28,560)	$1,581

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is a diversified owner and operator of ocean going cargo vessels.

In August 2017, the Company acquired all the outstanding shares of an entity that holds a 49% interest in Heidmar Holdings LLC ("Heidmar"), a leading commercial tanker pool operator (Note 4). As of August 29, 2017, Heidmar was considered an affiliated entity of the Company (Notes 4, 10).

Certain prior period amounts have been reclassified to conform to the current year presentation including reclassifications between other, net and vessels operating expenses.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on April 4, 2018.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and include the accounts and operating results of DryShips, its wholly-owned subsidiaries and its affiliates.

In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2018 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018.

On January 23, 2017, the Company effected a 1-for-8 reverse stock split of its issued common stock. In connection with the reverse stock split four fractional shares were cashed out. On April 11, 2017, the Company effected a 1-for-4 reverse stock split of its issued common stock. In connection with the reverse stock split two fractional shares were cashed out. On May 11, 2017, the Company effected a 1-for-7 reverse stock split of its issued common stock. In connection with the reverse stock split three fractional shares were cashed out. On June 22, 2017, the Company effected a 1-for-5 reverse stock split of its issued common stock. In connection with the reverse stock split two fractional shares were cashed out. Finally on July 21, 2017, the Company effected a 1-for-7 reverse stock split of its issued common stock. In connection with the reverse stock split two fractional shares were cashed out.

All share and per share amounts disclosed in the consolidated financial statements and notes give effect to these reverse stock splits retroactively for the entire six-month period ended June 30, 2017.

2.          Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 4, 2018. There have been no material changes to these policies in the six-month period ended June 30, 2018 other than that the Company (a) elected to account of the repurchase of its common shares held as treasury stock with the cost method and (b) adopted the accounting standard updates discussed below.

Statement of Cash Flows: In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash, which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash and cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. The Company adopted the aforementioned ASU in the fiscal year beginning January 1, 2018.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

2.          Significant Accounting policies - continued:

Statement of Cash Flows - continued: The only effect the adoption of ASU No. 2016-18 had on prior-period information is the presentation of restricted cash on the statement of cash flows. More precisely, the line item "Decrease/(Increase)" in restricted cash was removed from the investing activities section of the statement of cash flows and the beginning period and ending period cash balances now include restricted cash. Comparative period of the statement of cash flow has been retrospectively adjusted to reflect the adoption of ASU No. 2016-18. In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments, which addresses certain cash flow issues with the objective of reducing the existing diversity in practice: ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Company adopted the aforementioned ASU in the fiscal year beginning January 1, 2018 with no impact on its condensed consolidated financial statements and notes disclosures.

Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the amount of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury shares. Treasury shares are essentially the same as unissued capital and reduce ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders' equity. Dividends on such shares held in the entity's treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders' equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

Revenue from Contracts with Customers: In May 2016, the FASB issued their final standard on revenue from contracts with customers. The standard, which was issued as ASU 2014-09 (Topic 606) by the FASB, and as amended, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The standard is effective for public business entities from annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures).

Regarding the incremental costs of obtaining a contract with a customer and contract's fulfilling costs, they should be capitalized and amortized over the voyage duration, if certain criteria are met for incremental costs if only they are chargeable to the customer and for contract's fulfilling costs if each of the following requirements is met: (i) they relate directly to the contract, (ii) they generate or enhance entity's resources that shall be used in performance obligation satisfaction and (iii) are expected to be recovered. Further, in case of incremental costs, entities may elect, in accordance with the practical expedient of ASC 340 "Other assets and deferred costs", not to capitalize them in cases of amortization period (voyage period) is less than one year.

On January 1, 2018, the Company adopted the aforementioned ASU using the modified retrospective method. Its adoption mainly changed the method of recognizing revenue for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the loading-to-discharge method the commencement date of each voyage charter shall be deemed to be upon the loading of the current cargo, decreasing the duration of the voyages.

With respect to the recognition of voyage charters related costs, taking into consideration the aforementioned practical expedient, the related incremental costs (i.e., commissions) continue to be expensed as incurred but over the new duration of each voyage, on the basis that the Company's voyage charters do not exceed one year. In addition, other voyage expenses (contract's fulfilling costs) incurred either during the voyage or the ballast period, do not qualify for capitalization because the three requirements are not collectively met. In this respect, no change in the Company's accounting policy is considered necessary.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

2.          Significant Accounting policies - continued:

Revenue from Contracts with Customers - continued: Regarding time charter and profit sharing contracts, no material changes related to Company's accounting policies were identified. The Company applied the standard only to contracts that were not completed at the date of initial application. As of December 31, 2017, four of the Company's vessels operated under voyage charter. The effect of the change in the voyage period due to the adoption of the new accounting standard resulted to a cumulative adjustment of $1,262 in the opening balance of Company's accumulated deficit for the fiscal year 2018. Without applying ASC 606, the Company's: (i) voyage revenues would have been $86,242 for the six-month period ended June 30, 2018, (ii) voyage expenses would have been $12,183 for the six-month period ended June 30, 2018, (iii) trade accounts receivables would have been $16,221 as of June 30, 2018 and (iv) accrued liabilities would have been $4,476 as of June 30, 2018.

Business combinations – Definition of a business: In January 2017, the FASB issued ASU No. 2017-01 – Business Combinations (Topic 805) – Clarifying the Definition of a Business, which addresses business combination issues with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. The Company adopted the aforementioned ASU in the fiscal year beginning January 1, 2018 with no impact on its condensed consolidated financial statements and notes disclosures.

Long-lived assets - Sale-leaseback transactions: The Company in order to determine the accounting for sale and lease back transactions it has entered as a lessee assesses whether the transfer of the asset meets the criteria of a sale according to ASC 606. If the transfer meets the criteria of sale the Company i) recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, ii) derecognizes the carrying amount of the underlying asset and iii) accounts for the lease in accordance with ASC 840 "Leases". If the transfer does not meet the criteria of sale the Company does not derecognize the transferred asset and accounts for any amounts received as a financing arrangement and recognize the difference between the amount of consideration received and the amount of consideration to be paid as interest.

Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), and as amended, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842) – Targeted Improvements. The amendments in this Update: (i) provide entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers' requests and (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606) and both of the following are met: (a) The timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) The lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with Topic 606.

3.          Cash and Cash equivalents and restricted cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:

	December 31, 2017	June 30, 2018
Cash and cash equivalents	$14,490	$124,449
Restricted cash	726	762
Restricted cash, non-current	15,010	15,030
Total	$30,226	$140,241

Restricted cash includes: (i) cash collateral required under the Company's long term debt, (ii) retention accounts that can only be used to fund the long term debt installments coming due and (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's credit facilities and financing arrangements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4.          Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed consolidated statements of operations are as follows:

Balance Sheet	December 31, 2017	June 30, 2018
Due from related parties	$16,914	$20,089
Advances for vessels under construction and related costs	1,004	-
Accrued liabilities	(350)	(576)
Due to related parties - current	(72)	(985)
Due to related parties – non current	$(71,631)	$-

	Six-month period ended June 30,
Statement of Operations	2017	2018
Time charter revenues	$-	$3,377
Voyage expenses	337	1,565
General and administrative expenses	12,048	11,946
Commissions for assets acquired or sold	2,778	97
Interest and finance costs	$6,827	$2,585

 (Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

TMS Bulkers Ltd. - TMS Offshore Services Ltd. - TMS Tankers Ltd. – TMS Cardiff Gas Ltd. – TMS Dry Ltd. (together the "TMS Entities"): Effective January 1, 2017, the Company entered into agreements (the "TMS Agreements") with TMS Bulkers Ltd. ("TMS Bulkers") and TMS Offshore Services Ltd. ("TMS Offshore Services") to streamline the services offered by TMS Bulkers under the management agreements with each of the Company's drybulk vessel-owning subsidiaries and by TMS Offshore Services pursuant to the respective management agreements with the Company's offshore support vessel–owning subsidiaries. The Company also entered into agreements with TMS Cardiff Gas Ltd. ("TMS Cardiff Gas") and TMS Tankers Ltd. ("TMS Tankers") regarding its acquired tanker and gas carrier vessels on similar terms as the TMS Agreements (Notes 6, 7). On May 31, 2018, the Company supplemented the management services providers under the TMS Agreements to include TMS Dry Ltd. ("TMS Dry"), which is the manager of the Huahine, the Company's newly acquired Newcastlemax drybulk carrier (Note 7). TMS Bulkers, TMS Offshore Services, TMS Cardiff Gas, TMS Tankers and TMS Dry are collectively referred to herein as the "TMS Entities". The TMS Entities may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and Chief Executive Officer ("CEO").

The TMS Agreements cover, among other things, executive management, commercial, accounting, reporting, financing, legal, manning, catering, IT, attendance, insurance, technical and operations services. The all-in base cost for providing these services is $1,643/day per vessel, which is a 33% reduction from prior levels, based on a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel. The management fee is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. The TMS Agreements entitled the TMS Entities to an aggregate performance bonus for 2016 amounting to $6,000, as well as a one-time setup fee of $2,000.

Under each respective TMS Agreements, the TMS Entities are also entitled to (i) a discretionary performance fee (up to $20,000, in either cash or common stock, at the discretion of the Company's board of directors), (ii) a commission of 1.25% on charter hire agreements that are arranged by the TMS Entities, (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the TMS Entities, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses. The TMS Agreements have terms of ten years.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4.          Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Offshore Services Ltd. - TMS Tankers Ltd. – TMS Cardiff Gas Ltd. – TMS Dry Ltd.  (together the "TMS Entities") - continued: Under the TMS Agreements, if the TMS Entities are requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay the TMS Entities an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $582 based on the Euro/U.S. Dollar exchange rate at June 30, 2018) per day.

Further, in the event that the management agreements are terminated for any reason other than a default by TMS Entities or change of control of the vessel owning companies' ownership, the Company is required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of the vessel owning companies' ownership, the Company is required to pay TMS Entities a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Entities under the term of the agreements, which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months. The Company may terminate the agreements for a convenience at any time for a fee of $50,000.

Transactions with the TMS Entities in Euros are settled on the basis of the average U.S. Dollar rate on the invoice date.

Cardiff Tankers Inc. – Cardiff Gas Ltd: Under certain charter agreements for the Company's tankers and gas carrier vessels, Cardiff Tankers Inc. ("Cardiff Tankers") and Cardiff Gas Ltd ("Cardiff Gas"), two Marshall Islands entities that may be deemed to be beneficially owned by the Company's Chairman and CEO, Mr. George Economou, provide services related to the sourcing, negotiation and execution of charters, for which they are entitled to a 1.25% commission on charter hire earned by those vessels.

George Economou: Mr. George Economou is the Company's Chairman and CEO. Additionally, as of the date of this report, SPII Holdings Inc. ("SPII"), an entity that may be deemed to be beneficially owned by Mr. George Economou, beneficially owns 72,421,515 common shares of the Company, which is approximately 73.4% of the Company's outstanding common stock. Mr. George Economou therefore has control over the actions of the Company.

Other: On January 12, 2017, the Company entered into a "zero cost" Option Agreement (the "LPG Option Agreement"), with companies that may be deemed to be beneficially owned by Mr. George Economou for the purchase of the shares of four owning companies of four high specifications very large gas carriers ("VLGCs") capable of carrying liquefied petroleum gas("LPG") that were under construction at Hyundai Samho Heavy Industries Co., Ltd. ("HHI") and have long-term time charter employment agreements with major oil companies and oil traders.

Under the terms of the LPG Option Agreement, the Company had until April 4, 2017, to exercise four separate options to purchase up to the four VLGCs at a price of $83,500 per vessel. The transaction was approved by the independent directors of the Company's board of directors based on third party broker valuations. On January 19, 2017 and March 10, 2017, the Company exercised the first two options and acquired two of the VLGCs under construction, and on April 6, 2017, exercised the remaining two options and acquired the two remaining VLGCs under construction (Notes 6, 7). On April 3, 2017, and in connection with the acquisition of the four VLGCs under construction, the Company acquired 100% of the shares of Cardiff LNGShips Ltd. and Cardiff LPG Ships Ltd without any cost or payment from entities that may be deemed to be beneficially owned by Mr. George Economou.

 On May 15, 2017, the Company entered into a purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou for the purchase of the shares of the owning company of the Suezmax newbuilding vessel Samsara. The transaction was approved by the audit committee of the Company's board of directors taking into account independent third-party broker charter free valuations certificates and the long-term employment on a fixed rate basis plus profit share, provided by the seller. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer's option at a base rate plus profit share. The charterer was also granted purchase options at the end of each firm period (Note 7).

On May 31, 2018, the Company entered into two separate share purchase agreements with entities that may be deemed to be beneficially owned by Mr. George Economou for the purchase of the shares of the owning companies of the Newcastlemax drybulk carrier Huahine and the Suezmax tanker vessel Marfa, including their associated credit facilities, respectively. The transaction was approved by the audit committee of the Company's board of directors taking into account independent third-party broker charter free valuations certificates (Notes 7, 11).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4.          Transactions with Related Parties - continued:

Other - continued: On June 20, 2018, the Company entered into an index linked employment agreement for the vessel Huahine with TMS Dry. Under the agreement, the Company can give 60-days advance termination notice and can then seek alternative or fixed rate employment. The transaction was approved by the audit committee of the Company's Board of directors taking into account the rates of other Company vessels that are, or have been, on index linked employment agreements. On July 13, 2018, the Company gave notice of termination of the employment agreement with TMS Dry.

Private Placement – Rights Offering: The Company's independent members of the board of directors in connection with a fairness opinion obtained on August 11, 2017 approved a transaction pursuant to which the Company sold 36,363,636 of the Company's common shares to entities that may be deemed to be beneficially owned by Mr. George Economou, for an aggregate consideration of $100,000 at a price of $2.75 per share (the "Private Placement"). On August 11, 2017, the Company signed a binding term sheet (the "Term Sheet") pursuant to the Private Placement terms. On August 29, 2017 and following the closing of the Private Placement: (i) 9,818,182 common shares were issued to Sierra Investments Inc. ("Sierra"), an entity that may be deemed to be beneficially owned by Mr. George Economou,  in exchange for the reduction of the principal outstanding balance by $27,000 of the Company's unsecured credit facility with Sierra, (ii) 14,545,454 common shares were issued to Mountain Investments Inc. ("Mountain"), an entity that may be deemed to be beneficially owned by Mr. George Economou, as an exchange for the termination of the participation rights agreement dated May 23, 2017 (the "Participation Rights Agreement") and the forfeiture of all outstanding shares of Series D Preferred Stock (which carried 100,000 votes per share) and (iii) 12,000,000 common shares to SPII as consideration for the purchase of the 100% issued and outstanding equity interests of Shipping Pool Investors Inc. ("SPI"), which directly holds a 49% interest in Heidmar, a global tanker pool operator.

The Private Placement transaction was a non-cash transaction with a transfer of an exchange of assets and liabilities as a consideration for the common stock issued. The fair values of the non-cash transactions, as described above, are determined based on the fair values of assets and liabilities given up on the date that the transaction was concluded, or if more clearly evident, the fair value of the asset and liabilities received on the date that the respective transaction was concluded. The Company considered that the fair value of the shares issued as part of the transaction is considered more clearly evident and concluded that in this respect the aforementioned non-monetary transaction will be recorded based on the fair value of the shares issued as part of the Private Placement. The fair value of the Company's exchanged capital stock was valued using the quoted market price available as of the closing of the transaction according to ASC 820 "Fair Value Measurement" (Notes 10, 12).

The transaction resulted in a total loss of $7,600, as the difference between the transaction price and the fair value price of $2.05 and was included in "Loss on Private Placement" in the consolidated statement of operations for the year ended December 31, 2017. In addition, an amount of $2,805 was classified under the respective "Stockholders' Contribution" as the difference between the carrying value of the Series D Preferred Stock before its forfeiture and its fair value, and was included in "Accumulated deficit" in the consolidated balance sheet as of December 31, 2017.

On August 11, 2017, in accordance with the Term Sheet, the Audit Committee also approved a rights offering (the "Rights Offering") that commenced on August 31, 2017 and allowed the Company's shareholders to purchase their pro rata portion of up to $100,000 of the Company's common shares at a price of $2.75 per share. On August 29, 2017 and in connection with the Rights Offering, Sierra also entered into a backstop agreement (the "Backstop Agreement") to purchase from the Company, at $2.75 per share, the number of shares of common stock offered under the Rights Offering that would not be issued to existing shareholders if these shareholders did not exercise their rights in full. On October 4, 2017 and following the closing of the Rights Offering, 36,057,876 common shares were issued to Sierra, representing the number of common shares not issued pursuant to the full exercise of rights from existing shareholders (Note 13).

Sifnos Shareholders Inc. – Sierra Investments Inc.: On December 30, 2016, the Company entered into a senior secured revolving facility ("New Revolving Facility") with Sifnos Shareholders Inc. ("Sifnos"), an entity that may be deemed to be beneficially owned by Mr. George Economou, for the refinancing of the Company's prior outstanding debt with Sifnos, which amounted to a total of $121,000.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4.          Transactions with Related Parties - continued:

Sifnos Shareholders Inc. – Sierra Investments Inc. - continued: Under the terms of the New Revolving Facility, Sifnos extended a loan of up to $200,000 that was secured by all of the Company's present and future assets except for the vessel Raraka. The New Revolving Facility carried an interest rate of LIBOR plus 5.5%, was non-amortizing, had a tenor of 3 years, had no financial covenants, was arranged with a fee of 2.0% and had a commitment fee of 1.0%. In addition, Sifnos had the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%. The transaction was approved by the Company's independent members of the board of directors and a fairness opinion was obtained in connection with this transaction.

On January 19, 2017 and March 10, 2017, the Company acquired two VLGCs under construction and on April 6, 2017, acquired the two remaining VLGCs pursuant to the LPG Option Agreement and partially financed the closing price of the acquisition of the vessel-owning entities of the four vessels by using the then remaining undrawn liquidity of $79,000, under the New Revolving Facility. On May 23, 2017, the Company was released of all of its obligations and liabilities under the New Revolving Facility, as amended, through a Notice of Release from Sifnos, and entered into an unsecured revolving facility agreement ("Revolving Facility") with Sierra and the Participation Rights Agreement with Mountain, both entities that may be deemed to be beneficially owned by Mr. George Economou. The Revolving Facility carried an interest rate of LIBOR plus 6.5%, was non-amortizing, had a tenor of 5 years, had no financial covenants and was arranged with a fee of 1.0%.

Through the Participation Rights Agreement, Mountain had the ability to participate in realized asset value increases of all of the Company's present and future assets, except the vessel Samsara, in a fixed percentage of 30% in case of their sale and had a duration of up to the maturity of the Revolving Facility. The Participation Rights Agreement was terminated on August 29, 2017 in connection with the Private Placement discussed above (Note 13). These transactions were approved by the Company's independent members of the board of directors based, in part, on a fairness opinion.

On August 29, 2017, following the closing of the Private Placement, 9,818,182 common shares were issued to Sierra in exchange for the reduction of the principal outstanding balance by $27,000 of the Revolving Facility (Note 13).

On October 2, 2017, after the closing of the Rights Offering, 36,057,876 common shares were issued to Sierra in exchange for the reduction of the principal outstanding balance by $99,159 of the Revolving Facility. This exchange constituted a common control transaction, as Mr. Economou was deemed to have controlling interests in the Company following the closing of the Private Placement. In this respect, the total exchanged consideration net of par value was recognized and included in "Additional paid in capital" in the consolidated balance sheet as of December 31, 2017 in accordance with the relevant U.S. GAAP guidance.

On October 25, 2017, the Company entered into a new secured loan facility ("Loan Facility Agreement") with Sierra to refinance the outstanding debt under Revolving Facility, which then amounted to a total of $73,841. The Loan Facility Agreement carried an interest rate of LIBOR plus 4.5%, was non-amortizing, had a tenor of 5 years, had no arrangement or commitment fee and was secured by four Company's vessels two tanker vessels (Samsara and Balla) and two drybulk carrier vessels (Judd and Castellani).

Furthermore, the Loan Facility Agreement contained only one financial covenant, according to which the fair market values of mortgaged vessels should be at least 200% of the Loan Facility Agreement outstanding amount. The transaction was approved by the Company's independent members of the board of directors and a fairness opinion was obtained in connection with this transaction.

On February 1, 2018, the Company repaid in full the then outstanding balance of $73,841 under the Loan Facility Agreement with Sierra.

The weighted-average interest rates on the above-referenced facilities were 7.99% and 6.05% for the six-month periods ended June 30, 2017 and 2018, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

5.          Other Current assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2017	June 30, 2018
Inventories	$7,790	$8,136
Insurance claims (Note 15)	3,044	1,878
Other	1,445	208
Other current assets	$12,279	$10,222

6.          Advances for Vessels under Construction:

The movement of the advances for vessels under construction and acquisitions during the six-month period ended June 30, 2018, is set forth below:

June 30, 2018
Balance December 31, 2017	$31,898
Advances for vessels under construction and related costs	45,198
Vessels delivered	(77,096)
Balance June 30, 2018	$-

On January 4, 2018, the last installment, including related costs of $44,869, was released to HHI using the $37,500 under the secured credit facility dated June 22, 2017 (Note 11) and cash on hand, and the Company took delivery of the then under construction VLGC Mont Gelé. On January 11, 2018, the vessel commenced its time charter on a fixed rate with ten years firm duration to an oil major company (Notes 4, 7).

As of December 31, 2017 and June 30, 2018, an amount of $428 and $0, relating to capitalized expenses, and $770 and $0 relating to capitalized interest and finance costs, are included in the "Advances for vessels under construction and related costs", respectively.

7.          Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Depreciation Accumulated	Net Book Value
Balance, December 31, 2017	$763,950	$(14,862)	$749,088
Additions	172,510	-	172,510
Depreciation	-	(13,974)	(13,974)
Sale of vessel	(4,625)	321	(4,304)
Vessels transferred to held for sale	(17,100)	874	(16,226)
Balance, June 30, 2018	$914,735	$(27,641)	$887,094

On January 19, 2017, the Company acquired the first VLGC, Anderida, pursuant to the exercise of the respective options as per the LPG Option Agreement (Note 4), which was under construction at the time of acquisition at HHI, for a purchase price of $83,500. The Company paid an amount of $21,850 of the total purchase price by using part of the undrawn liquidity under the New Revolving Facility (Note 4). An amount of $6,500 of the total amount paid, representing the value of the time charter attached acquired, was classified in "Additional Paid-in Capital" as the acquisitions were treated as transactions under common control. The $61,650 balance of the purchase price for the VLGC was paid in installments until the vessel's delivery from HHI using an amount of $37,500 under the secured credit facility dated June 22, 2017 (Note 11) and cash on hand.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

7.          Vessels, net - continued:

On June 28, 2017, the Company took delivery of the Anderida and on June 29, 2017, the vessel commenced its time charter on a fixed rate with five years firm duration to an oil major company. The charterer has options to extend the firm employment period by up to three years.

On February 10, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party for the acquisition of one Aframax tanker under construction, the Balla, for a purchase price of $44,500. The vessel was delivered on April 27, 2017.

On February 14, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Very Large Crude Carrier, the Shiraga, for a purchase price of $57,000. The Company took delivery of this vessel on June 9, 2017.

On March 1, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Aframax tanker, the Stamos, for a purchase price of $29,000. The Company took delivery of this vessel on May 15, 2017.

On March 10, 2017, the Company acquired for a purchase price of $83,500 the second VLGC, the Aisling, which was under construction at the time of acquisition at HHI, pursuant to the exercise of the respective option as per the LPG Option Agreement (Note 4). The Company paid an amount of $21,850 of the total purchase price by using part of the undrawn liquidity under the New Revolving Facility (Note 4). An amount of $6,500 of the total amount paid, representing the value of the time charter attached acquired, was classified in "Additional Paid-in Capital" as the acquisitions were treated as transactions under common control. The $61,650 balance of the purchase price for the VLGC was paid in installments until the vessel's delivery from HHI, using an amount of $37,500 under the secured credit facility dated June 22, 2017 (Note 11) and cash on hand. On September 7, 2017, the Company took delivery of the Aisling and on September 12, 2017, the vessel commenced its time charter on a fixed rate with five years firm duration to an oil major company. The charterer has options to extend the firm employment period by up to three years.

On March 24, 2017, the Company entered into four Memoranda of Agreement with unaffiliated third parties for the acquisition of four modern, second-hand Newcastlemax drybulk carriers the Marini, Morandi, Bacon and Judd for an aggregate purchase price of $120,540. The Company took delivery of the vessels on May 2, 2017, July 5, 2017, July 6, 2017 and July 13, 2017, respectively.

The Newcastlemax drybulk carriers Bacon and Judd had attached to their Memoranda of Agreements time charter employment contracts until certain dates in 2018 and 2017, respectively. After determining the fair values of these time-chartered contracts as of the acquisition date, the Company recorded a liability of $516 in relation to the attached time charter employment contract of the vessel Judd on the consolidated balance sheet under "Fair value of below market acquired time charters". This was amortized into revenues using the straight-line method over the respective contract period. As at December 31, 2017, it was fully amortized and included in "Voyage and time charter revenues" in the consolidated statement of operations for the year ended December 31, 2017. For the vessel Bacon, the fair value of the attached time charter employment contract was determined to be $0.

On March 31, 2017, the Company entered into three Memoranda of Agreement with unaffiliated third parties for the acquisition of three Kamsarmax drybulk carriers, two secondhand, the Matisse and Valadon, and one under construction, the Kelly for an aggregate purchase price of $71,000. The Valadon, Matisse and Kelly were delivered on May 17, 2017, June 1, 2017 and June 14, 2017, respectively.

On April 6, 2017, the Company acquired the remaining two VLGCs under construction at HHI, the Mont Fort and Mont Gelé, pursuant to the exercise of the respective options under the LPG Option Agreement (Note 4) for a purchase price of $83,500 each. The Company paid an amount of $46,700 of the total purchase price by using part of the undrawn liquidity under the New Revolving Facility (Note 4) and cash on hand. An amount of $16,001 of the total amount paid, representing the value of the time charter attached acquired, was classified in "Additional Paid-in Capital" as the acquisitions were treated as transactions under common control. The $120,300 balance of the total purchase price for the VLGCs was paid in installments until the vessels' delivery from HHI using an amount of $75,000 under the secured credit facility dated June 22, 2017 (Note 11) and cash on hand.

The Company took delivery of the Mont Fort and Mont Gelé on October 31, 2017 and on January 4, 2018, respectively, and the vessels commenced their time charters on a fixed rate with ten years firm duration to an oil major company on November 5, 2017 and on January 11, 2018, respectively (Note 6).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

7.          Vessels, net - continued:

On April 12, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party for the acquisition of one secondhand Kamsarmax drybulk carrier, the Nasaka, for a purchase price of $22,000. The Company took delivery of this vessel on May 10, 2017.

On April 27, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Kamsarmax drybulk vessel, the Castellani, for a purchase price of $23,500. The Company took delivery of this vessel on June 6, 2017.

On May 15, 2017, the Company entered into a purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou for the purchase of the shares of the vessel-owning company of the Suezmax newbuilding vessel the Samsara for a purchase price of $64,000. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer's option at a base rate plus profit share and the charterer was also granted purchase options at the end of each firm period. An amount of $440 of the total amount paid, representing the excess of the carrying value of the assets of the vessel owning company acquired over the purchase price paid, was classified in "Additional Paid-in Capital" as the acquisitions were treated as  transactions under common control. The Company took delivery of this vessel on May 19, 2017 (Note 4). The Company treats the abovementioned lease as an operating lease since none of the capital lease criteria are met.

On December 19, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party to sell its Panamax drybulk carrier the Ecola for a gross price of $8,500. The vessel was delivered to its new owner on December 29, 2017 and a gain of $4,425 was recognized in the consolidated statement of operations for the year ended December 31, 2017, included in "Impairment loss, (gain)/loss from sale of vessel and other".

On April 27, 2018, the Company entered into a Memorandum of Agreement for the sale of its 2001 built Panamax drybulk carrier, the Maganari, to an unaffiliated buyer for total gross proceeds of $9,700. The vessel was delivered to its new owner on May 24, 2018 and a gain of $5,109 was recognized in the accompanying unaudited condensed consolidated statement of operations for the six-month period ended June 30, 2018, included in "Impairment loss, (gain)/loss from sale of vessel and other".

On May 31, 2018, the Company entered into two separate purchase agreements with entities that may be deemed to be beneficially owned by Mr. George Economou for the purchase of the shares of the vessel-owning companies of the Newcastlemax drybulk carrier the Huahine and the Suezmax tanker vessel the Marfa, including their associated then outstanding credit facilities, for a gross purchase price of $38,500 and $55,333, respectively (Note 4). As part of the transactions, the Company paid an aggregate amount of $43,500 to the sellers, being the difference between the purchase price and the outstanding at that time balances of the respective credit facilities. The Company received the vessel owning companies' shares on June 1 and June 8, 2018, respectively, and assumed an aggregate amount of $50,333 of debt attached to these vessels (Note 11). An amount of $1,581 of the total amount paid, representing the excess of the carrying value of the assets of the vessel owning companies acquired over the purchase price paid, was classified as capital contribution in "Additional Paid-in Capital" as the acquisitions were treated as transactions under common control.

On June 6, June 11, June 12 and June 27, 2018, the Company entered into four separate Memoranda of Agreement for the sale of its older Panamax drybulk carriers, the Bargara, Redondo, Mendocino and Marbella, to unaffiliated buyers for an aggregate price of $35,568. The Company classified the aforementioned vessels as "held for sale" in the accompanying June 30, 2018 consolidated balance sheet, as all criteria required for their classification as "Vessels held for sale" were met, at their then carrying value as it was lower than their fair value less cost to sell. On July 18, 2018, the vessel Redondo was delivered to its new owners.  An estimated gain of approximately $3,828 is expected to be recorded in the third quarter of 2018 (Note 21). On July 24, 2018, the vessel Marbella was delivered to its new owners.  An estimated gain of approximately $4,898 is expected to be recorded in the third quarter of 2018 (Note 21). The remaining vessels are scheduled for delivery to their new owners during the third quarter of 2018.

As of December 31, 2017 and June 30, 2018, an amount of $8,834 and $245, relating to capitalized expenses, and $2,426 and $84 relating to capitalized interest and finance costs, are included in the "Vessels, net", respectively.

As of June 30, 2018, the Company's vessels under long term credit facilities are pledged as collateral to secure the Company's long term credit facilities (Note 11).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

8.          Above-market acquired time charter contracts:

During 2015, the Company acquired, through the acquisition of Nautilus Offshore Services Inc. ("Nautilus"), six offshore supply vessels, all of which were on time charters to Petroleo Brasileiro S.A. ("Petrobras") until certain dates in 2016 and 2017, and included fixed day rates that were above day rates available as of the acquisition date.

After determining the aggregate fair values of these time-chartered contracts as of the acquisition date of Nautilus, the Company recorded the respective contract fair values on the consolidated balance sheet under "Fair value of above market acquired time charters". These are amortized into revenues using the straight-line method over the respective contract periods (based on the respective contracts). Effective on May 3, 2017, Petrobras gave notice of termination on the long term time charter contract for the vessel Jacaranda that was expiring on July 3, 2017. On June 21, 2017, and in accordance with the respective terms, the long term time charter contract of the vessel Emblem expired. The amortization and write-offs of the fair value of the above market acquired time charter contracts as of June 30, 2017 amounted to $1,200 and $300 and are included to "Voyage and time charter revenue" and "Impairment loss, (gain)/loss from sale of vessel and other", respectively, in the accompanying unaudited condensed consolidated statements of operations for the six-month period ended June 30, 2017.

9.          Other non-current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31, 2017	June 30, 2018
Other non-current assets	$44,869	$71
	$44,869	$71

As of December 31, 2017, an amount of $44,869 was recorded as "Other non-current assets" in the accompanying consolidated balance sheet regarding the last installment due to HHI for the delivery of the VLGC Mont Gelé. The last installment, including related costs of $44,869, was held in an escrow account and released to the HHI on January 4, 2018 upon the delivery of the vessel to the Company (Notes 6, 7).

10.          Investment in an Affiliate:

Heidmar

On August 29, 2017, following the closing of the Private Placement (Note 4), the Company issued 12,000,000 common shares to SPII, an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO, as a consideration for the purchase of the 100% issued and outstanding equity interests of SPI, which directly holds a 49% interest in Heidmar, a global tanker pool operator. SPI is a member of Heidmar, a Delaware limited liability company that directly owns 49% of the total issued equity interests of Heidmar. The fair value of the investment as of the acquisition date was $34,000 (Note 12).

Since August 29, 2017, Heidmar is considered an affiliated entity of the Company and qualifies as an equity method investment due to Company's significant influence over Heidmar. The Company elected to account for the investment in Heidmar under the fair value option in order to mitigate volatility in income that would affect the measurement of the investment under the equity method and achieve operational simplifications.

As of June 30, 2018, no change in the fair value of Company's investment in Heidmar was identified, as determined by third-party valuator based on a valuation method that combines (weighs) the income and the market approach method and thus, no adjustment for the investment in Heidmar to its fair value was recognized in the accompanying unaudited condensed consolidated statement of operations for the six-month period ended June 30, 2018.

The Company, considering that Heidmar is not substantially similar with the peer group, assessed as appropriate the weighing between the two approaches used in the valuation to be 80% for the income approach and 20% for the market approach. Specifically, the income approach employed in the valuation exercise is based on the discounted cash flow model that incorporates unobservable in the market place inputs (Level 3 inputs).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

10.          Investment in an Affiliate - continued:

The inputs that were used in estimating Heidmar's discounted cash flows include Heidmar's weighted average cost of capital, projected charter rates based on the most recent ten year historical rates for similar vessels as adjusted for any outliers, annual increase in Heidmar's historical wages-salaries and non-compensated general and administrative expenses, the number of vessels under management with existing fixed contracts, a long term growth factor, commission rates on projected charter rates and the number of employees as a ratio of the vessels historically managed per employee.

The market approach employed in the valuation exercise incorporates findings from utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs). In particular, the market approach valuation method was based on peer group of companies that were considered fairly similar and comparable and was determined using multiples of Enterprise Value ("EV")/EBITDA of those peer group companies. Furthermore, a 10% control premium was assumed in order to factor to the valuation the control/significant influence that exits in Heidmar's equity value in comparison with minority shareholdings in peer group analysis. Finally based on market available empirical evidences and methods, a discount factor representing the lack of marketability due to Heidmar's private status was used in estimating the total fair value of Heidmar's equity.The significant assumptions used in the fair value measurement of the Company's investment in Heidmar are: (i) the discount factor due to lack of marketability (7.5%), (ii) the projected charter rates based on the most recent ten year historical rates for similar vessels as adjusted for any outliers, (iii) the long term growth factor (2.5%), (iv) the commission rates assumed over projected charter rates (2.5%), (v) the weighted average cost of capital (11.6%), (vi) the number of vessels under management with existing fixed contracts (71 vessels) and (vii) the weighting between the two approaches (80% and 20% for the income and market approach, respectively).

A change of: (i) discount factor due to lack of marketability by 5% would result in a change of Company's investment in Heidmar by $1,855, (ii) charter rates by 10% would result in an increase and decrease of Company's investment in Heidmar by $5,678 and $5,457, respectively, (iii) long term growth factor by 1% would result in an increase and decrease of Company's investment in Heidmar by $1,847 and $1,482, respectively, (iv) commission rates by 0.5% would result in an increase and decrease of Company's investment in Heidmar by $11,284 and $10,741, respectively, (v) weighted average cost of capital by 1% would result in an increase and decrease of Company's investment in Heidmar by $2,561 and $2,056, respectively, (vi) the number of vessels under management by 4% per year would result in an increase and decrease of Company's investment in Heidmar by $8,398 and $8,205, respectively and (vii) weighting of market versus income approach by 10% would result in a change of Company's investment in Heidmar by $520 (Note 12).

11.          Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2017	June 30, 2018
Secured Credit Facilities - Drybulk Segment	$-	$80,027
Secured Credit Facilities - Tanker Segment	-	121,165
Secured Credit Facilities - Gas Carrier Segment	147,716	141,627
Secured financing arrangements - Drybulk Segment	-	95,109
Less: Deferred financing costs	(2,378)	(4,593)
Total debt	145,338	433,335
Less: Current portion	(11,635)	(36,489)
Long-term portion	$133,703	$396,846

Secured credit facilities

The Company's secured credit facilities are payable in U.S. Dollars in quarterly installments with balloon payments due at maturity until March 2024. Interest rates on the outstanding secured credit facilities as at June 30, 2018, are based on LIBOR plus a margin.

On June 22, 2017, the Company's wholly-owned subsidiary entered into a secured credit facility of up to $150,000 to partially finance the construction costs relating to the four VLGCs Anderida, Aisling, Mont Fort and Mont Gelé. The facility bears interest at LIBOR plus a margin and is repayable in twenty-four quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the Company's four VLGCs (Note 7). As of December 31, 2017, the Company drew the whole amount of $150,000, related to the delivery of the four VLGCs.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

11.          Long-term Debt - continued:

On January 24, 2018, the Company's wholly-owned subsidiaries entered into a secured credit facility of up to $90,000. The facility bears interest at LIBOR plus a margin, is repayable in twenty quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the Company's four tankers (Note 7). On January 26, 2018, the Company drew down the full amount of $90,000.

On January 29, 2018, the Company's wholly-owned subsidiaries entered into a secured credit facility of up to $35,000. The facility bears interest at LIBOR plus a margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessels Valadon, Matisse and Rapallo (Note 7). On March 7, 2018, the Company drew down the full amount of $35,000.

On March 8, 2018, the Company's wholly-owned subsidiaries entered into a secured credit facility of up to $30,000. The facility bears interest at LIBOR plus margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessels Judd and Raraka (Note 7). On March 13, 2018, the Company drew down the full amount of $30,000.

On June 1, 2018, the Company, as part of the acquisition of the vessel-owning company of the Newcastlemax vessel Huahine (Notes 4, 7), assumed the outstanding secured credit facility of $16,500. The facility bears interest at LIBOR plus margin, is repayable in six quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Huahine (Note 7).

On June 8, 2018, the Company, as part of the acquisition of the vessel-owning company of the Suezmax vessel Marfa (Notes 4, 7), assumed the outstanding secured credit facility of $33,833. The facility bears interest at LIBOR plus margin, is repayable in twenty-two quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Marfa (Note 7).

Secured financing arrangements

On April 2, 2018, the Company's wholly-owned subsidiary entered into a finance lease arrangement with a major Chinese leasing company for the Company's Kamsarmax drybulk carrier, the Kelly, pursuant to a memorandum of agreement and a bareboat charter agreement. The financing provided for the transfer of the Kelly to the buyer for 50% of the agreed purchase price of $26,218 and at the same time chartered it back for a period of ten years (expiration in April 2028). The financing amount (charterhire) bears interest at LIBOR plus a margin, is repayable in forty quarterly installments, with a balloon payment at maturity and is secured by first priority mortgage over the underlying vessel. As part of the agreement, the Company has purchase options to re-acquire the vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary from the vessel's delivery date. There is also a purchase obligation upon payment of the balloon at the last repayment date. On April 13, 2018, the vessel was delivered and chartered back to the Company, and the Company also drew down the full financing amount of $13,109. In accordance with ASC 606-10, this transaction was accounted for as a financing arrangement and not as a sale-leaseback, due to the repurchase obligation clause. Thus, the Company continues to recognize its vessel at its net book value on the consolidated balance sheet and also recognizes (i) a financial liability for the financing amount drawn down on the accompanying consolidated balance sheet under "Long term debt, net of deferred finance costs" and (ii) the variable amount of consideration paid under interest and finance cost.

On May 4, 2018, five of the Company's wholly-owned subsidiaries entered into five finance lease arrangements with a major Chinese leasing company for the Company's drybulk carriers Nasaka, Morandi, Marini, Bacon and Castellani, pursuant to five memoranda of agreements and bareboat charter agreements. The financing provided for the transfer of the underlying vessels to the buyer for 50% of the aggregate purchase price of $164,000 and at the same time chartered it back for a period of eight years (expiration in May 2026). The aggregate financing amount (charterhire) bears interest at LIBOR plus a margin, is repayable in thirty-two quarterly installments, with a balloon payment at maturity and is secured by first priority mortgages over the underlying vessels. As part of the agreements, the Company has purchase options to re-acquire each vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary of each vessel's delivery date. There are also purchase obligations upon payment of the balloon at the last repayment dates. On May 15, 2018, the vessels were delivered and chartered back to the Company, and the Company also drew down the full financing amount of $82,000. In accordance with ASC 606-10, these transactions were accounted for as financing arrangements and not as a sale-leaseback, due to the repurchase obligation clauses. Thus, the Company continues to recognize these vessels at their net book values on the consolidated balance sheet and also recognizes (i) a financial liability for the financing amount drawn down on the accompanying consolidated balance sheet under "Long term debt, net of deferred finance costs" and (ii) the variable amount of consideration paid under interest and finance cost.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

11.          Long-term Debt - continued:

The aggregate available undrawn amount under the Company's credit facilities and financing arrangements at December 31, 2017 and June 30, 2018 was $0.

The weighted-average interest rates on the above credit facilities and financing arrangements were 4.04% and 4.31% for the six-month periods ended June 30, 2017 and 2018, respectively.

The Company's secured credit facilities are secured by first priority mortgages over the Company's vessels (Note 7), corporate guarantees and first priority assignments of all freights in excess of twelve months, earnings, insurances and requisition compensation. The Company's financing arrangements are secured by corporate guarantees and first priority assignments of all freights, earnings, insurances and requisition compensation. The Company's secured credit facilities and financing arrangements contain customary financial covenants that restrict, without the bank's prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgaging of vessels and changes in the general nature of the Company's business. Under the Company's credit facilities and financing arrangements, Mr. Economou must generally continue to beneficially own at least 50% of either (i) the Company's issued and outstanding share capital or (ii) the Company's issued and outstanding voting share capital. In addition, the Company's credit facilities and financing arrangements require the Company and its subsidiaries to satisfy certain financial covenants. Depending on the credit facility or financing arrangement, these financial covenants require to maintain (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum debt service cover ratio; (iv) a minimum market adjusted net worth, (v) a minimum solvency ratio and (vi) a minimum working capital level. Also, the credit facilities and financing arrangements, require to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which is referred as a value maintenance clause or a loan-to-value ratio. All of the Company's credit facilities and financing arrangements also contain cross-acceleration or cross-default provisions that may be triggered by a default under one of the Company's other credit facilities and financing arrangements. These covenants may limit the ability of certain of the Company's subsidiaries to, among other things, without the relevant lenders' or counterparties' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

As of June 30, 2018, the Company was in compliance with the covenants regarding its above secured credit facilities and financing arrangements.

Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the six-month periods ended June 30, 2017 and 2018, amounted to $6,865 and $9,514, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statement of operations.

The annual principal payments required to be made after June 30, 2018 for credit facilities and financing arrangements, including balloon payments, totaling $437,928, are as follows:

Due through June 30, 2019	$37,588
Due through June 30, 2020	49,088
Due through June 30, 2021	35,088
Due through June 30, 2022	35,088
Due through June 30, 2023	100,534
Thereafter	180,542
Total principal payments	437,928
Less: Financing fees	(4,593)
Total debt	$433,335

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

12.          Fair Value Measurements:

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current assets, and liabilities and due to/due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The carrying value approximates the fair market value for the floating rate credit facilities and financing arrangements. The fair value of the investment in Heidmar was determined based on a valuation method that combines (weighs) the income and the market approach using unobservable in the market place inputs (Level 3 inputs) and utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs), respectively.

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company has in place its valuation policies and procedures regarding the assessment of the significant inputs used for the determination of the fair value of its investment. The development and determination of the inputs for fair value measurements categorized within Level 3 and fair value calculations are the Company's responsibility with support from the third party valuator and which are approved by the Company's management.

Any changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions used by the third party valuator, assessed by the Company for accuracy and reasonability, and recorded as appropriate. The significant assumptions and valuation methods that the Company used to determine any subsequent change in the fair value of the Company's investment in Heidmar are discussed in Note 10.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of June 30, 2018.

Recurring measurements:	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Investment in affiliate – Heidmar (Note 10)	$-	$-	$34,000
Total	$-	$-	$34,000

The Company's independent members of the board, following the receipt of a fairness opinion, on August 11, 2017 approved a transaction pursuant to which the Company sold 36,363,636 of the Company's common shares to entities that may be deemed to be beneficially owned by its Chairman and CEO, Mr. George Economou, for an aggregate consideration of $100,000 at a price of $2.75 per share (i.e., the Private Placement). The Private Placement transaction was a non-cash transaction with a transfer of an exchange of assets and liabilities from entities that may be deemed to be beneficially owned by the Company's Chairman and CEO, Mr. George Economou, as a consideration for the common stock issued. The fair values of the non-cash transactions, as described above, are determined based on the fair values of assets and liabilities given up on the date that the transaction was concluded, or if more clearly evident, the fair value of the asset and liabilities received on the date that the respective transaction was concluded. The Company considered that the fair value of the shares issued as part of the transaction was considered more clearly evident and concluded that in this respect the aforementioned non-monetary transaction would be recorded based on the fair value of the shares issued as part of the Private Placement. The fair value of the Company's exchanged capital stock was valued using the quoted market price available as of the closing of the transaction according to ASC 820 "Fair Value Measurement".

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

12.          Fair Value Measurements - continued:

The Company issued an aggregate 36,363,636 shares of its common stock in the Private Placement to: (i) Sierra in exchange for the reduction of the principal outstanding balance by $27,000 of the Revolving Facility (Note 4); (ii) SPII in exchange for the indirect purchase of the 49% equity interests in Heidmar that was measured at $34,000 (Note 10); and (iii) Mountain in exchange for the termination of the Participation Rights Agreement (Note 4) and the forfeiture of the Series D Preferred Shares. The transaction resulted in a total loss of $7,600, as the difference between the transaction price and the fair value price of $2.05 and is included in "Loss on Private Placement" in the consolidated statement of operations for the year ended December 31, 2017. In addition, an amount of $2,805 was classified under the respective "Stockholders' Contribution" as the difference between the carrying value of the Series D Preferred Stock before their forfeiture and their fair value, and was included in "Accumulated deficit" in the accompanying consolidated balance sheet as of December 31, 2017 (Notes 4, 13).

On June 30, 2018, based on the valuation method that combines (weighs) the income and the market approach using unobservable in the market place inputs (Level 3 inputs) and utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs), respectively, no change in the fair value of the Company's investment in Heidmar was identified and thus no adjustment in the fair value of the Company's investment in Heidmar was recorded in the accompanying unaudited condensed consolidated statement of operations for the six-month period ended June 30, 2018 (Note 10).

13.          Common Stock and Additional Paid-in Capital:

Issuance of common shares

On December 23, 2016, the Company entered into an agreement (the "2016 Purchase Agreement") with Kalani Investments Limited (the "Investor"), an entity organized in the British Virgin Islands that is not affiliated with the Company, under which the Company could sell up to $200,000 of its common stock to the Investor over a period of 24 months, subject to certain limitations, and receive up to an aggregate of $1,500 of shares of our common stock as a commitment fee in consideration for entering into the 2016 Purchase Agreement. Proceeds from any sales of common stock were used for general corporate purposes. The Investor had no right to require any sales and was obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. As of January 31, 2017, the Company completed the sale to the Investor of the full $200,000 worth of shares of its common stock under the 2016 Purchase Agreement, which then automatically terminated in accordance with its terms. Between the date of the 2016 Purchase Agreement, December 23, 2016, and January 30, 2017, the Company sold an aggregate of 32,681 shares (71,864,590 before the effect of the reverse stock splits) of common stock to the Investor, out of which 263 common shares (844,335 before the effect of the reverse stock splits) were commitment fees for entering into the 2016 Purchase Agreement.

On February 17, 2017, the Company entered into a common stock purchase agreement (the "February 2017 Purchase Agreement") with the Investor. The February 2017 Purchase Agreement provided that, upon the terms and subject to the conditions set forth therein, the Investor was committed to purchase up to $200,000 worth of shares of the Company's common stock over the 24-month term of the purchase agreement and receive up to an aggregate of $1,500 of shares of our common stock as a commitment fee in consideration for entering into the February 2017 Purchase Agreement.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

13.          Common Stock and Additional Paid-in Capital – continued:

Issuance of common shares – continued

As of March 17, 2017, the Company completed the sale to the Investor of the full $200,000 worth of shares of common stock under the February 2017 Purchase Agreement, which then automatically terminated in accordance with its terms. Between the date of the February 2017 Purchase Agreement, February 17, 2017, and March 16, 2017, the Company sold an aggregate 118,165 shares of its common stock (115,801,710 before the effect of the reverse stock splits) to the Investor, out of which 872 common shares (854,631 before the effect of the reverse stock splits) were commitment fees for entering into the February 2017 Purchase Agreement.

On April 3, 2017, the Company entered into a common stock purchase agreement (the "April 2017 Purchase Agreement") with the Investor. The April 2017 Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, the Investor was committed to purchase up to $226,400 worth of shares of the Company's common stock over the 24-month term of the April 2017 Purchase Agreement and receive up to an aggregate of $1,500 of shares of the Company's common stock as a commitment fee in consideration for entering into the April 2017 Purchase Agreement.

On August 11, 2017, the Company terminated the April 2017 Purchase Agreement. Between the date of the April 2017 Purchase Agreement, April 3, 2017, and August 10, 2017, the Company has sold an aggregate of 31,392,280 shares of its common stock (123,998,456 before the effect of the reverse stock splits) to the Investor, out of which 42,630 common shares (879,711 before the effect of the reverse stock splits) were commitment fees for entering into the April 2017 Purchase Agreement for a total proceeds of $193,598.

On August 11, 2017, the Company's Audit Committee approved the Term Sheet pursuant to which the Company sold 36,363,636 of the Company's common shares to entities that may be deemed to be beneficially owned by its Chairman and CEO, Mr. George Economou, for an aggregate consideration of $100,000 at a price of $2.75 per share. The Private Placement closed on August 29, 2017, when the Company issued an aggregate 36,363,636 shares of its common stock to SPII, Sierra and Mountain, entities that may be deemed to be beneficially owned by Mr. Economou (Note 4). The Company did not receive cash proceeds from the Private Placement.

Pursuant to the Term Sheet, the Audit Committee also approved the Rights Offering that commenced on August 31, 2017 and allowed the Company's shareholders to purchase their pro rata portion of up to $100,000 of the Company's common shares at a price of $2.75 per share. In connection with the Rights Offering, on August 29, 2017, Sierra also entered into the Backstop Agreement to purchase from the Company, at $2.75 per share, the number of shares of common stock offered pursuant to the Rights Offering that were not issued pursuant to existing shareholders' exercise in full of their rights. On October 4, 2017 and following the closing of the rights' subscription, the Company issued 36,363,636 shares of its common stock, of which 305,760 shares were issued to existing eligible shareholders and 36,057,876 shares were issued to Sierra as per the Backstop Agreement. The Company received $841 from the subscribed shareholders. Regarding the common shares issued to Sierra, the Company did not receive any cash proceeds (Note 4).

Preferred shares

On August 29, 2017, following the closing of the Private Placement, all outstanding shares of Series D Preferred Stock (which carried 100,000 votes per share) that Sifnos held were forfeited. An amount of $2,805, being the difference between the carrying value of the Series D Preferred Stock as of the forfeiture date and their fair value, was classified under the respective "Stockholders' Contribution" and was included in "Accumulated deficit" in the accompanying consolidated balance sheet as of December 31, 2017 (Notes 4, 12).

Treasury stock

On September 9, 2017, 3 shares (3,009 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company's common stock, held as treasury stock, were retired. As of December 31, 2017, the Company did not hold any treasury stock.

On February 6, 2018, the Company's board of directors approved a stock repurchase program under which the Company may repurchase up to $50,000 of its outstanding common shares for a period of 12 months. The Company may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. As of June 30, 2018, the Company has repurchased 5,565,792 shares of its common stock for a gross consideration of $23,280 including commission and consultancy fees.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

13.          Common Stock and Additional Paid-in Capital – continued:

Treasury stock - continued

The Company elected to account for the repurchased and held shares under the cost method, with the aggregate cost of shares repurchased amounted to $23,280 to be recognized under the "Treasury stock" in the accompanying consolidated balance sheet as at June 30, 2018. As of June 30, 2018, the number of shares of the Company's common stock outstanding was 98,708,916. During July 2018, the Company has repurchased 200 shares of its common stock. As of August 1, 2018, the outstanding number of shares of the Company's common stock was 98,708,716.

Reverse stock splits:

On January 18, 2017, the board of directors of the Company determined to effect a 1-for-8 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on January 23, 2017.

On April 6, 2017, the Company determined to effect a 1-for-4 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on April 11, 2017.

On May 2, 2017, the Company determined to effect a 1-for-7 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on May 11, 2017.

On June 16, 2017, the Company determined to effect a 1-for-5 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on June 22, 2017.

On July 18, 2017, the Company determined to effect a 1-for-7 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on July 21, 2017.

All previously reported share and per share amounts for the six-month period ended June 30, 2017 have been restated to reflect the reverse stock splits.

Dividends

On February 27, 2017, the Company's board of directors decided to initiate a new dividend policy. Under this policy, the Company expects to pay a regular fixed quarterly dividend of an aggregate of $2,500 to the holders of common stock. In addition, at its discretion, the Board may decide to pay additional amounts as dividends each quarter depending on market conditions and the Company's financial performance over and above the fixed amount.

On February 27, 2017, the Company's board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended December 31, 2016 to the shareholders of record as of March 15, 2017. The dividend was paid on March 30, 2017.

On April 11, 2017, the Company's board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended March 31, 2017 to the shareholders of record as of May 1, 2017. The dividend was paid on May 12, 2017.

On July 7, 2017, the Company's board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended June 30, 2017 to the shareholders of record as of July 20, 2017. The dividend was paid on August 2, 2017.

On October 16, 2017, the Company's board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended September 30, 2017 to the shareholders of record as of October 27, 2017. The dividend was paid on November 13, 2017.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

13.          Common Stock and Additional Paid-in Capital – continued:

Dividends- continued

On February 6, 2018, the Company's board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended December 31, 2017 to the shareholders of record as of February 20, 2018. The dividend was paid on March 6, 2018.

On May 7, 2018, the Company's board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended March 31, 2018 to the shareholders of record as of May 25, 2018. The dividend was paid on June 8, 2018.

On July 30, 2018 and while announcing the results of its common stock repurchase program under which the Company has repurchased a total of 5,565,992 shares, the Company's board of directors has decided to suspend the Company's previously announced cash dividend policy until further notice. As previously noted both the dividend policy and common stock repurchase program are subject to the discretion of the Company's board of directors and may be suspended or amended at any time without notice (Note 21).

14.          Equity incentive plan:

On January 16, 2008, the Company's board of directors approved the 2008 Equity Incentive Plan (the "Plan"). Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010, the Company's board of directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance. The Plan expired on January 16, 2018 in accordance with its terms.

On January 12, 2011, 9,000,000 shares (1 share after all reverse stock splits) of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana Services S.A ("Fabiana"), an entity that may be deemed to be beneficially owned by Mr. Economou, as a bonus for the contribution of Mr. George Economou for CEO services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares (1 share after all reverse stock splits) vesting on the grant date and 1,000,000 shares (0 share after all reverse stock splits) vesting annually on December 31, 2011 through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share (share price before reverse stock splits). As of June 30, 2018, 8,000,000 of these shares (1 share after all reverse stock splits) have vested.

As of December 31, 2017 and June 30, 2018, there was $691 and $346, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over the current fiscal year.

The amounts of $857 and $345, represent the stock based compensation expense for the six-month periods ended June 30, 2017 and 2018, respectively and are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations.

15.          Commitment and contingencies:

15.1        Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

The Company has obtained hull and machinery insurance for the assessed market value of the Company's fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

15.          Commitment and contingencies - continued:

15.1        Legal proceedings – continued

HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016 commenced London arbitration references against, among others, the Company, seeking payment of certain commissions that HPOR is alleging were due by, amongst others, the Company for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. The Company is disputing such allegations and has counterclaimed repayment of the commission already paid to HPOR.

On March 7, 2018, the Tribunal issued awards in each of the references disallowing HPOR's claims and allowing the counterclaims brought by the Company. HPOR has since filed an application with the Court of Appeals in the U.K. for leave to appeal the arbitration awards, which the Court of Appeals has given permission for. A hearing of HPOR's appeal has been listed for October 31, 2018.

On July 4, 2017, the Company announced that it and Mr. Economou had been named as defendants in a lawsuit filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-131) by Michael Sammons alleging, in relevant part, breaches of fiduciary duty, unjust enrichment, and conflict of interest. The plaintiff sought, among other things, a temporary restraining order and preliminary injunction to suspend any further issuances of new shares of common stock by the Company at a price per share below the price specified by the plaintiff in the complaint, as well as certain other compensatory and punitive damages specified in the complaint.

On July 24, 2017, the High Court of the Marshall Islands issued an order denying plaintiff's motion for a preliminary injunction.

On August 10, 2017, the plaintiff filed a first amended complaint that added a new plaintiff, and was styled as a direct action only, alleging three new counts for breach of fiduciary duties and constructive fraud, and removing certain of the counts asserted in the original complaint. The plaintiffs requested to proceed pro se and on August 16, 2017, the Court granted a motion to withdraw filed by plaintiffs' counsel. On August 22, 2017, now acting pro se, plaintiffs filed a motion for leave to file a second amended complaint, making certain changes to the allegations of the first amended complaint and propounding an additional count for breach of fiduciary duties. The Company and Mr. Economou subsequently filed motions to dismiss the second amended complaint. At the oral argument on defendants' motions to dismiss, held on February 2, 2018, the Court announced that it was inclined to grant both motions to dismiss, and directed the parties to submit proposed orders on or before February 23, 2018. The Court stated that after receiving and reviewing all timely proposed orders, it would issue final decisions in writing. On February 26, 2018, plaintiff filed a motion for voluntary dismissal without prejudice. The Court issued acknowledgement of voluntary dismissal without prejudice on March 8, 2018. Plaintiffs filed a new action in the Western District of Texas on February 27, 2018, styled as Sammons v. Economou, No. 5:18-cv-00194 (W.D. Tex.) alleging breaches of fiduciary duty and violations of Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On April 22, 2018, plaintiffs filed a first amended complaint propounding additional allegations for constructive or common law fraud or violation of Section 9 of the Securities Exchange Act of 1934. The Company and Mr. Economou believe that the complaint is without merit and intend to contest the allegations in the Texas action.

On August 2, 2017, a purported class action complaint was filed in the United States District Court for the Eastern District of New York (No. 17-cv-04547) by Herbert Silverberg on behalf of himself and all others similarly situated against, among others, the Company and two of its executive officers. The complaint alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. An amended complaint was filed by the putative lead plaintiff on June 29, 2018 in accordance with the schedule set by the Court, adding a Section 20(a) claim against one of the Company's directors named as an additional defendant. The Company will respond to the complaint by the appropriate deadline to be set in the future, which is presently set at August 29, 2018. The Company and its management believe that the complaint is without merit and plan to vigorously defend themselves against the allegations.

On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain Ocean Rig UDW. ("Ocean Rig") creditors against, among others, the Company and two of its executive officers (who are currently directors) and TMS Offshore Services. The complaint purports to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. The Company (and all other defendants) moved to dismiss the case on October 31, 2017 and the motion has been briefed. The Court held oral argument on June 6, 2018, and ordered the parties to submit supplemental briefs crystallizing argument made to the Court by July 17, 2018, with responses due August 14, 2018.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

15.          Commitment and contingencies - continued:

15.1        Legal proceedings – continued

Oral argument is to be held on August 29, 2018, unless the Court should advise counsel by August 17, 2018 that further argument is not required. The Company is not in a position at this time to express an opinion as to the ultimate outcome of this matter, or to provide an estimate on the amount or range of any potential loss.

Ocean Rig has funded a preserved claims trust, or PCT. The PCT was established to preserve, for the benefit of scheme creditors, any causes of action held by Ocean Rig, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of Ocean Rig's creditors referenced above. If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the restructuring.

The Company received a subpoena from the SEC requesting certain documents and information from the Company in connection with offerings made by the Company between June 2016 and July 2017. The Company is providing the requested information to the SEC.

Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

15.2        Contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of June 30, 2018, amounts to $62,267 for the twelve months ending June 30, 2019, $47,275 for the twelve months ending June 30, 2020, $47,257 for the twelve months ending June 30, 2021, $45,468 for the twelve months ending June 30, 2022 and $110,664 for the twelve months ending June 30, 2023 and after. These amounts do not include any assumed off-hire.

16.          Revenue:

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

The following table disaggregates our revenue by type of contact (voyage charter or time charter) and per reportable segments:

	Six-month period ended June 30, 2017
	Drybulk Segment	Offshore Support Segment	Tanker Segment	Gas Carrier Segment	Consolidated
Voyage charter revenues	$-	$-	$2,930	$-	$2,930
Time charter revenues	20,714	3,819	676	50	25,259
Total Revenues	$20,714	$3,819	$3,606	$50	$28,189

	Six-month period ended June 30, 2018
	Drybulk Segment	Offshore Support Segment	Tanker Segment	Gas Carrier Segment	Consolidated
Voyage charter revenues	$689	$-	$17,889	$-	$18,578
Time charter revenues	44,592	-	3,258	20,883	68,733
Total Revenues	$45,281	$-	$21,147	$20,883	$87,311

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

16.          Revenue – continued:

The Company earns revenues from voyage charters and time charters.

Time charters: The Company generates its revenues from charterers for the charter hire of its vessels, which are considered to be operating lease arrangements.

Voyage charter: The Company transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognizes revenue over the term of the contract while related costs are expensed as incurred. Voyage charters are contracts to carry cargoes on a single voyage basis for a predetermined price, regardless of time to complete (Note 2). The remaining duration of our voyage charters based on those in place as of June 30, 2018 was less than one year.

Trade Accounts Receivable & Contract Liabilities

Accounts receivable are recorded when the right to consideration becomes unconditional. The increase/ (decrease) of accounts receivables were in general due to normal timing differences between our performance and the customers' payments.

The Company has recorded deferred revenues when cash payments are received in advance of our performance, including amounts which are refundable. The decrease in the deferred revenue balance for the six months ended June 30, 2018 is primarily due to $865 of revenues recognized that were included in the deferred revenue balance as of December 31, 2017 and no cash payments received in advance as of June 30, 2018.

Our trade accounts receivable and liabilities consist of:

	December 31, 2017	June 30, 2018
Trade Accounts Receivable, net of allowance for doubtful receivables	$14,526	$15,942

Deferred Revenue	$865	$-

Practical Expedients and Exemptions

We generally expense commissions when incurred because the amortization period would have been one year or less (Note 2). These costs are recorded within voyage expenses.

We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

17.          Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Six-month period ended June 30,
	2017	2018
Interest incurred on long-term debt	$224	$6,358
Interest, amortization and write off of financing fees on loan from related party	6,827	2,595
Amortization and write-off of financing fees	127	561
Commissions, commitment fees and other financial expenses and from related party	126	165
Capitalized interest and finance costs	(1,562)	(84)
Total	$5,742	$9,595

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

18.          Segment information:

The Company has currently four reportable segments from which it derives its revenues: drybulk, offshore support, tanker and gas carrier segments. The Company, after selling its whole tanker fleet during 2015, re-entered the tanker market through the acquisition of four tanker vessels (Note 7) that were delivered during 2017. The Company also entered during 2017 the gas carrier market through the acquisition of four VLGCs (Notes 6, 7). The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The drybulk business segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The offshore support business segment consists of offshore support services to the global offshore energy industry through the operation of a diversified fleet of offshore support vessels. The tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes. The gas carrier segment currently consists of vessels for the transportation of liquefied petroleum gas.

The tables below present information about the Company's reportable segments as of and for the six-month periods ended June 30, 2017 and 2018, and the column "Other" relates to the Company's investment in Heidmar. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements. The Company allocates general and administrative expenses of the parent company to its subsidiaries on a pro rata basis.

The Company also measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:

	Drybulk Segment		Offshore support Segment		Tanker Segment		Gas Carrier Segment		Other		Total
	Six-month period ended June 30,		Six-month period ended June 30,		Six-month period ended June 30,		Six-month period ended June 30,		Six-month period ended June 30,		Six-month period ended June 30,
	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018
Revenues from external customers	$20,714	$45,281	$3,819	$-	$3,606	$21,147	$50	$20,883	$-	$-	$28,189	$87,311
Income tax expense	-	-	(20)	(2)	-	-	-	-	-	-	(20)	(2)
Net income/(loss)	$(14,906)	$3,040	$(7,119)	$(2,886)	$(2,813)	$(305)	$(1,513)	$4,500	$-	$-	$(26,351)	$4,349

	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018
Total assets	$348,657	$473,457	$26,871	$27,990	$202,543	$261,522	$322,854	$328,088	$34,000	$34,000	$934,925	$1,125,057

As of June 30, 2017 five of the Company's offshore support vessels were laid up, while as of June 30, 2018, all of the Company's offshore support vessels are laid up.

The Company's drybulk, tanker and gas carrier vessels operate on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

19.          Earnings/ (Losses) per share:

	Six-month period ended June 30,
	2017			2018
	Loss (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share
Net income/ (loss) attributable to DryShips Inc.	$(26,351)	-	$-	$4,349	-	$-
Basic and diluted EPS/LPS
Income/ (Loss) available to common stockholders	$(26,351)	243,433	$(108.25)	$4,349	102,123,365	$0.04

For the six-month period ended June 30, 2017, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore, basic and diluted earnings/(losses) per share are the same. For the six-month period ended June 30, 2018, there are no available securities to be issued, thus, basic and diluted earnings/(losses) per share are the same.

20.          Income Taxes:

20.1       Drybulk, Offshore Support, Gas Carrier and Tanker Segments

None of the countries of incorporation of the Company and its subsidiaries impose a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Republic of the Marshall Islands, the countries in which DryShips and certain of the drybulk, offshore support, gas carrier and tanker vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in vessels' operating expenses in the accompanying consolidated statements of operations.

Pursuant to Section 883 of the United States Internal Revenue Code (the "Code") and the regulations there under, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States for the types of shipping income (e.g., voyage, time, bareboat charter) earned by the foreign corporation and (b) more than 50% of the value of the foreign corporation's stock is owned, directly or indirectly, by individuals who are "residents" of the foreign corporation's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (the "50% Ownership Test"). For purposes of the 50% Ownership Test, stock owned in a foreign corporation by a foreign corporation whose stock is "primarily and regularly traded on an established securities market" in the United States (the "Publicly-Traded Test") will be treated as owned by individuals who are "residents" in the country of organization of the foreign corporation that satisfies the Publicly-Traded Test.

The Republic of the Marshall Islands, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries may be eligible to qualify for exemption from United States federal income taxation with respect to U.S. source shipping income if such companies satisfy certain ownership and documentation requirements under applicable U.S. federal income tax law and regulations. The ship-owning subsidiaries will be deemed to satisfy these certain requirements if the Company is able to satisfy the requirements of the Publicly-Traded Test.

 The Company did not satisfy the ownership requirements to qualify for an exemption from United States taxation on its U.S. source shipping income for the taxable year ending December 31, 2017. The Company believes that it will satisfy the Publicly-Traded Test for its 2018 Taxable Year and each of the Company's Republic of the Marshall Islands ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

21.          Subsequent Events:

21.1       On July 4, 2018, the Company entered into four memoranda of agreements for the sale of its four VLGCs, including their existing time charter contracts, to unaffiliated buyers for total gross proceeds of $304,000. The sale remains subject to charterers' approval, which is not to be unreasonably withheld. The VLGCs are scheduled for delivery to their buyers during the third quarter of 2018.

21.2       On July 18, 2018, the vessel Redondo, according to the terms of the Memorandum of Agreement dated June 11, 2018, was delivered to its new owners.  An estimated gain of approximately $3,828 is expected to be recorded in the third quarter of 2018.

21.3       On July 24, 2018, the vessel Marbella, according to the terms of the Memorandum of Agreement dated June 27, 2018, was delivered to its new owners.  An estimated gain of approximately $4,898 is expected to be recorded in the third quarter of 2018.

21.4       On July 30, 2018 and while announcing the results of its common stock repurchase program under which the Company has repurchased a total of 5,565,992 shares, the Company's board of directors has decided to suspend the Company's previously announced cash dividend policy until further notice. As previously noted both the dividend policy and common stock repurchase program are subject to the discretion of the Company's board of directors and may be suspended or amended at any time without notice.

21.5       As of August 1, 2018, the Company has repurchased a total of 5,565,992 shares of its common stock for an aggregate amount of $23.1 million, including commissions, pursuant to the Company's previously announced stock repurchase program under which it may repurchase up to $50.0 million of its outstanding common stock until February 28, 2019. The current outstanding number of shares of the Company's common stock is 98,708,716.